April 10, 2024

Securities Exchange Commission

Washington, DC 20549

Division of Corporation Finance

Office of Life Sciences

Attn: Mary Mast or Daniel Gordon

Re:	CNBX Pharmaceuticals Inc.
Form 10-K for the Fiscal Year Ended August 31, 2023 Filed November 30, 2023
File No. 000-52403

Dear Mary Mast and Daniel Gordon:

We thank you for your review and the items pointed out in your letter of January 29, 2024. First, we would like to apologize that it has taken us this long to respond. As part of our initial filing last year, as we indicated in our Changes in Internal Control Over Financial Reporting on page 56 of our 10-K, that our Board of Directors created an Audit Committee. It took our committee time to review and engage an independent financial consultant to explain and draft in conjunction with SEC counsel the below responses.

Form 10-K for the Fiscal Year Ended August 31, 2023 Management's Discussion and Analysis, page 50

1.	Please confirm you will include a discussion of critical accounting estimates pursuant to Item 303(b)(3) of Regulation S-K in future filings.

Response:	The Company confirms that future filings will include the discussion of Critical Accounting Estimates as required pursuant to Item 303(b)(3) of Regulation S-K.

Results of Operations, page 51

2.	Please tell us and confirm you will provide in future filings a quantitative and qualitative discussion relating to the reasons for the significant increase in line items on the Statements of Operations. For example, clarify why there was a significant increase in revenue from the year ended August 31, 2022 to the year ended August 31, 2023 and why the convertible loan valuation expense was significantly higher in the year ended August 31, 2022 compared to the year ended August 31, 2023.

Response:	The Company confirms that future filings will include quantitative and qualitative discussion of significant changes to the line items on the Statement of Operations.

Item 9A. Controls and procedures

Management's Report on Internal Control over Financial Reporting, page 55

3.	Please amend your filing to include management's assessment of internal controls over financial reporting as of August 31, 2023.

Response:

We recognize our failure to include the August 31, 2023 date information in the Internal Control section on page 55, however, as indicated in our preamble above, on page 56 of our report, we identified the significant change of creating the Audit Committee, that section also indicates that aside from the creation of the Audit Committee there were no other material changes as of August 31, 2023.

We would respectfully request that this error in including the date in the Internal Control section not require amendment and refiling of the Annual Report on Form 10-K as both segments (on pages 55 & 56) relate to the same information, and are only separated by a page break.

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Fair Value of Financial Instruments, page F-9

4.	Please clarify to us and confirm you will clarify in future filings the accounting treatment and basis thereof for the convertible loans. In this regard, please address the following:

•	You state on page F-10 that the financial instrument liabilities are considered level 3 and the fair values of your financial instruments approximate their historical carrying amount. However, on page F-19 you disclose there was a loss from convertible loan valuation for the periods presented.
•	If the conversion terms resulted in derivative accounting treatment under ASC 815, please clarify.
•	If you are recording the convertible loans at fair value pursuant to ASC 820, please tell us why there does not appear to be any change in fair value in the three months ended November 30, 2023 based on the disclosure on page 29 of the 10-Q.
•	You disclose on the Statements of Cash Flows that the $54,811 and $722,236 in the years ended August 31, 2023 and 2022 represent Interest on Convertible loan, which appears inconsistent with the disclosure in Note 11 on page F-19.

Response:	After review of your comments above with our consultant and our new audit firm, we confirm that in future filings we will clarify the accounting treatment and basis thereof for convertible loans. We will be more diligent in describing the convertible loans, their treatment under the various ASC’s referenced above, and remove any inconsistencies in the reporting of the loans, their fair value, and the derivative accounting treatments under the applicable ASC’s.

Notes to the Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies Revenue recognition, page F-9

5.	You state on page 51 that revenue is from laboratory services. Please revise the note to disclose your revenue recognition for the laboratory services. Also, please tell us the nature of any revenue recognized from license agreements and why recognition over the period you are entitled to the respective payments is consistent with ASC 606.

Response:	The description of our revenue on page 51 should have been more descriptive as in actuality the revenue was a short-term agreement with another pharmaceutical company to utilize some of our laboratory space, equipment, and assistance from some of our personnel on development and testing of their product. The effort took longer than originally anticipated, however, shortly after our year end (August 31, 2023), the project was completed, and we do not expect to see any further revenue until our product launches.

There was no revenue generated from license agreements, or other “sales” related activity. This was a one-off opportunity to help another company and cover some of our overhead costs as well.

If such an opportunity develops in the future, we will provide a more detailed description of the revenue generated as per ASC 606.

Going forward, we, as management will provide as much clarity in our reporting as possible.

Sincerely,

/s/ Eyal Barad

Eyal Barad

CEO

CNBX Pharmaceuticals, Inc.

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